Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

YOUNOW, INC.

SUPPLEMENT NO. 1 DATED APRIL 1, 2020

TO THE OFFERING CIRCULAR DATED FEBRUARY 7, 2020

This document supplements, and should be read in conjunction with, the offering circular of YouNow, Inc. (the “Company”) dated and filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 7, 2020 (the “Offering Circular”), as it may be amended or supplemented from time to time, including an amendment filed but not yet qualified on March 3, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that the Company will be relying on temporary rules issued by the SEC on March 26, 2020, in response to the COVID-19 outbreak, to delay the filing of its Annual Report on Form 1-K for the year ended December 31, 2019.

The following text should be considered part of the Offering Circular:

The Company will be relying on temporary rules issued by the SEC on March 26, 2020, in response to the COVID-19 outbreak, to delay the filing of its Annual Report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”). The original deadline was April 29, 2020. Specifically, the Company is relying on an order issued by the Securities and Exchange Commission (the “SEC”) on March 26, 2020, pursuant to Section 28 of the Securities Act of 1933, as amended (Release No. 33-10768) (the “Order”). The Order allows an issuer up to an additional 45 days to file certain reports required to be filed with the SEC if the issuer is not able to meet its original filing deadline due to circumstances related to COVID-19.

The Company is extending the deadline for the filing of its Annual Report because of business disruptions caused by the COVID-19 pandemic. Specifically, the outbreak has interfered with the Company’s current, ongoing efforts to raise additional investment capital. In response, the Company is, to the extent practicable, reducing its operating expenses until further investment amounts can be raised, including by stretching out the performance of, and its payment for, ongoing third-party services, such as the services being provided by YouNow’s independent auditor in connection with the preparation of the Company’s Annual Report.

The Company is extending the deadline for the filing of its Annual Report until Monday, June 15, 2020, and, in accordance with the Order, has disclosed on its public website that it is relying on the Order to do so.

If current trends continue, based on its most recent analysis of expenses and cash forecasts, the Company believes that its cash and cash equivalents will be sufficient to fund its operations into June 2020. However, the Company’s cash forecasts and capital requirements are subject to change as a result of a variety of risks and uncertainties. The Company is in advanced conversations that may allow it to secure additional funding for its operations, but the Company’s ability to raise additional capital in the current business environment as a result of the COVID-19 pandemic is uncertain. Unless additional sources of capital are secured in the near term, there is substantial doubt about the Company’s ability to continue as a going concern.